SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RECORD HIGHS YEAR-TO-DATE NET INCOME, SALES VOLUME, NET REVENUE AND
EBITDA: R$ 2.4 BILLION, 4 MILLION TONNES, R$ 8.4 BILLION AND R$ 3.6 BILLION

São Paulo, November 13, 2007

Companhia Siderúrgica Nacional - CSN (BOVESPA: CSNA3; NYSE: SID) announces today its results for the third quarter (3Q07), in accordance with Brazilian accounting principles and denominated in Brazilian Reais (R$). All comments presented herein refer to the Company’s consolidated results and comparisons refer to the third quarter (3Q06), unless otherwise stated. This report also contains comparisons between the third quarter of 2007 (3Q07) and the second quarter of 2007 (2Q07). On September 28, 2007, the Real/US Dollar exchange rate was R$ 1.839 for US$ 1.00 .

Main Highlights

  CSN posted Net Income of R$ 699 million in the third quarter of 2007, 109% more than in the 3Q06. Net Income in the first nine months totaled R$ 2.4 billion, 123% up year-on-year and a new Company record;

  Crude steel production increased by 10%, from 1.3 million tonnes, in the 3Q06, to 1.4 million tonnes in the 3Q07;

  Third-quarter steel product sales volume totaled 1.3 million tonnes, representing growth of 7% over the 3Q06. Year- to-date sales volume came to 4.0 million tonnes, 24% up on the 9M06 and another Company record;

  Net revenue amounted to R$ 3.0 billion in the 3Q07, 14% up on the 3Q06, and R$ 8.4 billion in the first nine months, also a new period record and a year-on-year improvement of 30%;

  EBITDA stood at R$ 1.3 billion in the 3Q07, 43% above the 3Q06 figure, and R$ 3.6 billion year-to-date, also a historical record;

  The consolidated 3Q07 EBITDA margin came to 44%, 9 percentage points up on the same three months in 2006, while the parent company’s margin exceeded 51%, up by 14 percentage points year-on-year;

  Slab production costs averaged US$ 265/t in 2007 through September, despite the important 15.0% appreciation of the Real in the last 12 months, once again maintaining CSN as one of the most competitive and profitable producers in the global steel industry.

On September 28, 2007	Investor Relations Team
• Bovespa: CSNA3 R$ 128.85/share	- IRO: José Marcos Treiger - (5511) 3049-7511
NYSE: SID US$ 70.52 / ADR (1 ADR = 1 share)	- Manager: David Moise Salama - (5511) 3049-7588
• Total no. of shares = 272.067.946	- Specialist: Claudio Pontes - (5511) 3049-7592
Market Cap: R$ 35.0 billion/US$ 19.1 billion	- Analyst: Priscila Kurata – (5511) 3049-7526
• Exchange Rate: R$ 1.839 / US$	- Marketing & Communications: Chrystine Pricoli
e-mail: invrel@csn.com.br

1

				3Q07 X 3Q06	3Q07 X 2Q07
Consolidated Highlights	3Q06	2Q07	3Q07	(Chg%)	(Chg%)
Crude Steel Production (thousand t)	1,259	1,338	1,390	10.4%	3.9%

Sales Volume (thousand t)	1,261	1,423	1,349	7.0%	-5.2%

Domestic Market	794	911	967	21.8%	6.1%
Exports	466	512	382	-18.0%	-25.4%
Net Revenue per unit (R$/t)	1,805	1,769	1,810	0.3%	2.3%

Financial Data (RS MM)
Net Revenue	2,593	2,975	2,969	14.5%	-0.2%
Gross Profit	913	1,296	1,271	39.2%	-2.0%
EBITDA	912	1,282	1,307	43.3%	1.9%
EBITDA Margin	35.2%	43.1%	44.0%	8,8 p.p	0,9 p.p
Net Profit (R$ MM)	334	952	699	109.2%	-26.6%

Net Debt (R$ MM)	6,239	5,472	5,617	-10.0%	2.6%

Economic and Steel Scenario

Brazil

The Brazilian Central Bank’s latest “Focus Report” (September/07) increased the average GDP growth estimate for 2007 from 4.5% to 4.73% . According to Febraban (The Brazilian Banking Federation), agriculture, industry and services should record substantial annual upturns of 4.98%, 4.60% and 5.32%, respectively.

Average projections for inflation have also moved up for 2007 and 2008, comparing Febraban’s September and July surveys. In the latter month, the market was forecasting IPCA consumer inflation of 3.66% in 2007 and 3.94% in 2008, whereas the latest estimates point to respective rates of 3.98% and 4.18% .

On the other hand, the interruption of the Selic Interest Rate (of the Central Depositary for Federal Securities) downward trajectory has not affected credit expansion projections and loan operations look set to increase by 20% this year and 19% in 2008, pushed by loans to individuals, which are expected to climb by 24.6% and 22.8%, respectively. These expectations, if confirmed, should bring direct benefits for the civil construction industry, among other sectors.

The overall economic outlook remains favorable following the positive GDP figures in the first and second quarters. Installed capacity utilization rate in the steel industry averaged 86.1%, the highest level in 30 years (FGV-Getulio Vargas Foundation).

The flat steel* market recorded substantial growth in the third quarter, with sales volume moving up 18% over the same three months in 2006, led by high consumption from the automotive, capital goods, construction, semi-finished and home appliance/OEM sectors. Growth in the first nine months stood at 17% year-on-year.

The civil construction sector increased by 11% in first nine months compared to the same period of the previous year. The outlook is very favorable and the National Institute of Steel Distributors (INDA) is very optimistic over the close-of-second-half figures. Public works and housing segment growth has been considerable and the real estate boom, together with economic stability and earnings growth, bodes well for 2008. The distribution segment also did very well in the 3Q07, underlining the solid performance of Brazil’s economy. This segment is still the main consumer of Brazilian steel, given that it acts as a conduit for all the other steel-using segments (source: INDA).

* Flat Steel = SLABS + Heavy Plates + hot-rolled + cold-rolled + galvanized + tin mill products + special steel.

2

Among the best-performing sectors are machinery and equipment, which recorded year-on-year growth of 28% in the first nine months. Agriculture did equally well, with prices and output both on an upward trajectory. The home appliance/OEM sector estimates sales growth of more than 10% in the 4Q07 over the 4Q06, accompanied by a 20% upturn in retail sales. This industry experienced 16% year-on-year growth in the first nine months over the same period of 2006. The automotive sector (including auto parts) has recorded successive increases in domestic sales (measured by the number of licensed vehicles). Between January and September, it recorded year-on-year growth of 27%, with sales of 1.74 million light vehicles, trucks and buses. Anfavea, the manufacturers’ association, expects an annual increase of 25%, reaching record sales of 2.4 million units.

International Market

USA

  The automotive, construction and home appliance/OEM sectors have still not reached their expected demand levels, but reduced inventories point to a recovery as of 2008.
  The price of flat rolled products suffered no significant change in the 3Q07.
  Weaker demand led to production cut-backs in certain steel plants, which suffered additional pressure from higher raw materials and freight costs.
  Imports of coated products were jeopardized by the weaker dollar.

Europe

  Strong imports, especially galvanized items from China, are still hampering the recovery of local steel mill prices; as a result, Europe (and other important markets) may introduce protectionist trade barriers against various products.
  The expected upturn in inventories following the end of the northern hemisphere summer did not occur due to moderate demand, still high stocks and imports from China.

Asia

  Chinese production increased in August and September, keeping the domestic market saturated. However, the government’s June/07 removal of the 5% tax break on overseas hot-rolled shipments and the increase in freight charges will tend to restrict Asian exports.
  With expectations of increased raw material costs (iron ore and coke), Chinese producers’ margins are likely to be squeezed since there is little chance of passing on the hikes to end products.

International Freight

  The big rise in maritime freight charges has triggered an increase in raw material costs and a reduction in net revenue from exports.

International Market Outlook - 2008

  The above-mentioned factors are likely to be seasonal and the expected upturn in demand for steel products should become apparent as of 2008.
  Next year, the expected increase in the main raw material prices and maritime freight charges should induce international steel producers to raise their own prices in order to preserve their operating margins.
  CSN should benefit from this scenario, given its self-sufficiency in relation to the main production inputs, especially iron ore.

Production

CSN’s crude steel production totaled 1.39 million tonnes in the 3Q07, 10% up year-on-year and 4% higher than the previous quarter.

3

Output of rolled steel from the Presidente Vargas plant came to 1.18 million tonnes in the third quarter, 10% less than in the 2Q07 and 13% down year-on-year. These reductions were chiefly due to maintenance activities at the rolling mill, which were carried out and concluded in August/07.

The following chart shows output per product in the 3Q07 compared to previous quarters.

						3Q07 x 3Q06	3Q07 x 2Q07
Production (in thousand t)	3Q06	2Q07	3Q07	9M06	9M07	(Chg.%)	(Chg.%)
Crude Steel (P Vargas Mill)	1,259	1,338	1,390	2,192	4,049	10%	4%
Purchased Slabs from Third Parties	276	-	-	892	25	-	-

Total Crude Steel	1,535	1,338	1,390	3,084	4,074	-9%	4%

Rolled Products * (UPV)	1,359	1,305	1,180	2,925	3,656	-13%	-10%
Hot Coil Acquired from Third Parties	31	-	-	-	-	-	-

Total Rolled Products	1,390	1,305	1,180	2,925	3,656	-15%	-10%

* Products delivered for sale, including shipments to CSN Paraná and GalvaSud.

Production Costs (parent company)

In the third quarter, CSN’s total production cost was R$ 1.17 billion, R$ 221 million, or 16%, below the 3Q06 figure, mainly due to the non-use of slabs and coils acquired from third parties in the 3Q07, which reduced costs by R$275 million. This more than offset the R$ 23 million upturn due to the maintenance of CSN’s Presidente Vargas Steel Plant rolling mills in August/07; the R$ 16 million increase in labor costs due to the 5% wage increase and bonus award following the collective bargaining agreement in May/07; and the R$ 15 million rise in depreciation expenses due to the revaluation of the Company’s assets in the 2Q07.

Between January and September, CSN’s total production cost came to R$ 3.51 billion, very close to the R$ 3.48 billion incurred in the 9M06. The main period variations were as follows:

- Raw materials:
A total reduction of R$ 329 million, due to the decline in production costs thanks to the growing non-use of slabs and coils acquired from third parties throughout 2007 (positive contribution of R$ 800 million).

4

On the other hand, the return to full production in the Presidente Vargas Steel Mill pushed up raw material consumption and, consequently, total costs, as detailed below:

- Iron ore and pellets: increase of R$ 137 million;
- Imported coal and acquired coke: growth of R$ 129 million;
- Metals (aluminum, zinc and tin): rise of R$ 132 million;
- Other raw materials: upturn of R$ 72 million.

  Equipment Maintenance: increase of approximately R$ 119 million;
  Supplies, Utilities and Third-party Services: growth of R$ 126 million;
  Energy (natural gas, electric power and fuel): upturn of R$ 30 million;
  Labor: rise of R$ 26 million, due to the 5% wage hike and bonus awarded by the collective bargaining agreement in May/07;
  Depreciation: increase of R$ 43 million due to the revaluation of the Company’s assets in the 2Q07;
  Other increases: R$ 19 million.

In the particular case of slabs, production costs remained flat compared to 2Q07, around R$ 520/t.

Sales

Domestic market sales volume totaled 967,000 tonnes in the 3Q07, 6% up on the previous quarter, reflecting the healthy commercial scenario triggered by Brazil’s sound economy. In year-on-year terms, sales moved up by 22%.

Due to the strong demand in Brazil, third-quarter export volume fell by 25% over the 2Q07 to 382,000 tonnes. In comparison with the 3Q06, the reduction came to 18%, due to the strategic decision of keeping the domestic market supplied, and consequently ensuring better margins.

Year-to-date sales moved up 24% over the 9M06.

Looking solely at the 3Q07, CSN’s total sales (domestic + exports)

5

stood at 1.35 million tonnes, 5% down on the 2Q07. In year-on-year terms, however, they climbed 7%, chiefly due to strong domestic demand for the Company’s products.

Also in the third quarter, CSN recorded a 36% share of the domestic flat steel market (hot-rolled + cold-rolled + galvanized + tin mill products), 1% up on the 2Q07 and 3Q06 and its highest quarterly share in 2007. The automotive and distribution sectors deserves special highlight, as they grew by 1% and 4% respectively compared to 2Q07. The Company also strengthened its leading position in the civil construction sector, in which CSN’s galvanized products have more than 85% share, supported by sales of Galvalume® and coated products.

The distribution sector led the consumption rankings in the 3Q07, absorbing 44% of the Company’s sales, followed by the automotive, packaging, home appliance/OEM and construction industries, which recorded 16%, 14%, 13% and 13% of total sales, respectively.

This segmentation was practically in line with the 2Q07, except for the distribution segment, whose share increased by 1%.

Prices

The series of domestic price increases which began in June/07 was concluded in the third quarter, with rolled products moving up by between 4% and 6%. Due to the sales mix, however, net revenue in a per tonne basis only increased by 1% over the 2Q07, due to thriving demand from sectors making intensive use of non-coated products. In comparison with the 3Q06, hot-rolled and galvanized prices climbed by 12% and 15%, respectively.

6

Average export prices in Reais remained flat, even absorbing the Brazilian currency appreciation during this period.

Mining

All estimated iron ore sales volume for 2008 and 2009 (CSN and NAMISA) is already commercialized.

- PRODUCTION

The Casa de Pedra mine produced 3.87 million tonnes in the 3Q07, 322,000 tonnes less than in the previous quarter. Year-to-date production totaled 11.71 million tonnes. Sinter feed accounted for 56% of output in the quarter. Lump ore and Pellet feed accounted for 21% and 19%, respectively, and Hematite for 4%.

Nacional Minérios (NAMISA), through its subsidiary CFM, recorded 3Q07 production of 1.27 million tonnes.

The Presidente Vargas Steel Mill absorbed 5.27 million tonnes of Casa de Pedra’s period output.

Casa de Pedra Production (in thousand t)
Product	2Q07	3Q07	9M07
Lump Ore	873	818	2,472
Sinter Feed	2,161	2,170	6,225
Pellet Feed	856	722	2,337
Hematitinha	297	156	680

Total	4,187	3,866	11,714

- SALES

Third-quarter consolidated iron ore sales volume totaled 3.31 million de tonnes, 59% up on the previous three months, basically due to increased sales by CSN and to NAMISA’s increased share of sales, following the acquisition of CFM (Companhia de Fomento Mineral). In the first nine months, sales volume reached 6.54 million tonnes. The domestic market absorbed 51% of this total, or 3.36 million tonnes. Exports accounted for 49%, or 3.18 million tonnes.

- INVENTORIES

At the close of the 3Q07, consolidated iron ore inventories, including those of CFM, stood at 12.36 million tonnes.

Consolidated Production Figures							(in million t)
	2008	2009	2010	2011	2012	2013	2014	2015
Production
Casa de Pedra	17.0	30.0	40.0	55.0	65.0	65.0	65.0	65.0
NAMISA (incl. CFM)	6.5	7.5	8.5	9.0	9.0	9.0	9.0	9.0
Purchases from Third Parties (NAMISA)	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0

TOTAL PRODUCTION	30.5	44.5	55.5	71.0	81.0	81.0	81.0	81.0

Domestic Market
Volta Redonda	8.3	8.3	8.3	8.5	8.5	8.5	8.5	8.5
Slab Mill I ( 4,5 mtpa )	0.0	0.0	0.0	0.0	4.2	7.2	7.2	7.2
Slab Mill II ( 4,5 mtpa )	0.0	0.0	0.0	1.0	7.2	7.2	7.2	7.2
Other ( Domestic Market )	6.3	6.3	6.3	6.3	6.3	6.3	6.3	6.3

TOTAL DOMESTIC MARKET	14.6	14.6	14.6	15.8	26.2	29.2	29.2	29.2

EXPORTS	23.2	31.2	42.0	55.0	58.0	53.0	53.0	53.0

PORT CAPACITY	25.2	35.0	47.0	60.0	70.0	70.0	70.0	70.0

TOTAL SALES (excl. CSN)	29.5	37.5	48.3	61.3	64.3	59.3	59.3	59.3

TOTAL SALES (incl. CSN)	37.8	45.8	56.6	70.8	84.2	82.2	82.2	82.2

7

Net Revenue

Year-to-date net revenue totaled R$ 8.4 billion, 30% higher compared to the same period of 2006 a new record high.

Net revenue totaled almost R$ 3 billion in the 3Q07, 15% up year-on-year due to the price and volume trends mentioned previously.

Revenue remained virtually flat over the 2Q07, given that the 3Q07 mix, which favored domestic sales, offset the strategic reduction in export volume.

Net Revenue	STEEL			MINING *			OTHERS	TOTAL

	Domestic	Exports	Total	Domestic	Exports	Total
Volume (thousand tonnes)	966	382	1,348	1,632	1,682	3,315	-	-
Net Revenue (R$ MM)	1,854	630	2,484	95	135	230	255	2,969

* Including only iron ore figures.

Other Operating Revenue and Expenses

Other operating revenue and expenses totaled R$ 327 million in the 3Q07, an increase of R$ 260 million over the R$ 67 million recorded in the 3Q06, chiefly due to non-recurring revenue of R$ 253 million in the 3Q06 from provisions for lost earnings.

In comparison with the previous quarter, other operating revenues and expenses fell by R$ 51 million, essentially due to the R$ 49 million reduction in SG&A expenses.

Regarding the lost earnings provoked by the accident to installation adjacent to Blast Furnace #3 in January/06, in the 3Q07 CSN received R$ 73 million in advances from insurers. By the close of the quarter, the Company had received R$ 587 million, R$ 112 million of which in 2007 and the remainder in 2006.

The Company expects to receive a total of between US$ 600 million and US$ 650 million from the insurers, including the amount already advanced.

8

EBITDA

Year-to-date EBITDA of R$ 3.6 billion is a new historical high for the Company.

EBITDA totaled R$ 1.30 billion in the 3Q07, 43% up year-on-year, and R$ 24 million more than in the 2Q07.

Year-to-date EBITDA came to R$ 3.60 billion, 66% higher than in the 9M06.

The consolidated EBITDA margin stood at 44% in the third quarter, an improvement over the 43% recorded in the 2Q07. Between January and September, the margin moved up nine percentage points year-on-year.

The parent company’s EBITDA margin reached a hefty 54% in July/07.

Financial Result and Indebtedness

The 3Q07 net financial result was a positive R$ 56 million, versus a negative R$ 437 million in the 3Q06, representing an improvement of R$ 493 million.

The main factors contributing to this result were:

  Gains from treasury operations and short-term financial investments, totaling R$ 258 million;
  Monetary and exchange gains of R$ 188 million, basically due to the appreciation of the Real against the dollar in the 3Q07;
  Provisions for interest on loans and financing in the amount of R$ 177 million;
  A complement of R$139 million to the provision for presumed IPI tax credits on raw materials acquisitions, as part of the request to the Brazilian IRS for the tax debt to be deferred into installments; • Other provisions for interest on taxes and fiscal debts due totaling approximately R$ 80 million.

In quarter-over-quarter terms, the net financial result fell from a positive R$ 391 million to a positive R$ 56 million, a reduction of R$ 335 million, chiefly due to the non-recurring reversal of R$ 328 million in provisions for PIS/COFINS taxes related to a judicial dispute regarding the legality of the amplification of the taxable base (Law 9.718/99) .

9

The net debt increased from R$ 5,472 million, at the end of the 2Q07, to R$ 5,617 million on September 30, 2007, due to the following factors:

  Payment of R$ 685 million to CSN shareholders as the remaining balance of dividends and interest on equity relative to 2006, as approved by the AGM of April 30, 2007;
  The acquisition of CFM in July 2007, involving disbursements of R$ 656 million;
  Investments of R$ 415 million in the 3Q07;
  Payment of income and social contribution taxes totaling R$ 351 million.

However, these effects were partially offset by:

  EBITDA of R$ 1,307 million in the 3Q07;
  The release of R$ 364 million in judicial deposits for the payment of dividends in September/07;
  The reduction in the average cost of the debt, resulting in a decline of around R$ 260 million;
  The reception of a further R$ 73 million as advances from insurers relative to the Blast Furnace #3 claim.

The Net Debt/EBITDA ratio – using the Last Twelve Months EBITDA (LTM) - continued on its downward trajectory since the end of 2006, falling from 1.74x EBITDA in December 2006 to 1.27x EBITDA at the close of September 2007.

Non-operating Revenue / Expenses

The Company’s 3Q07 non-operating result was a negative R$ 8 million, essentially due to divestments and assets write-offs.

Income Taxes

Consolidated third-quarter income and social contribution taxes totaled R$ 265 million, R$ 217 million up year-on-year, primarily due to the increase in taxable income, as explained in previous sections.

10

Net Income

CSN posted a 3Q07 net income of R$ 699 million, R$ 365 million more than in the same period last year. The main variations contributing to this improvement were as follows:

  An increase of R$ 358 million in gross profit, due to net revenue growth of R$ 376 million, coupled with the fact that COGS only moved up by R$ 18 million;

  The R$ 493 million improvement in the net financial result, primarily caused by the appreciation of the Real and gains from treasury operations.

On the other hand, these substantial gains were partially offset by:

  The non-recurring 3Q06 booking of R$ 253 million in provisions for lost earnings under other operating revenue;

  A R$ 217 million increase in income and social contribution taxes, due to the Company’s improved results.

Compared with the 2Q07 figure of R$ 952 million, net income fell by R$ 253 million due to the following factors:

  The already mentioned 2Q07 non-recurring reversal of R$328 million in provisions for PIS/COFINS taxes;

  A complement of R$139 million to the provision for presumed IPI tax credits on raw materials acquisitions, as part of the request to the Brazilian IRS for the tax debt to be deferred into installments;

  Treasury operation gains of approximately R$ 132 million;

  The R$ 26 million reduction in gross profit ;

  A R$ 44 million reduction in distribution costs;

  The positive impact of R$ 64 million in income and social contribution taxes due to the better performance in the 2Q07.

Capex

CSN invested R$ 457 million in fixed and deferred assets in the 3Q07, giving a year-to-date total of R$ 999 million.

The parent company absorbed R$ 299 million of the third-quarter total, most of which went to the expansion of the Casa de Pedra mine, the Long Steel Plant on the Presidente Vargas site and scheduled equipment maintenance and repairs.

The Long Steel Plant marks the Company’s debut in a new segment. The facility will have a production capacity of 500,000 tonnes p.a. of reinforcement bars and wire rods, mostly geared towards the domestic market, especially industry and construction.

The remaining investments went to the subsidiaries, particularly MRS Logística, CSN Cimentos, CFN and, for the first time, the incorporation of the assets of Companhia de Fomento Mineral (CFM), which CSN acquired in July 2007 through its wholly-owned subsidiary, Nacional Minérios S.A(NAMISA).

CSN:

  Expansion of the Casa de Pedra mine: R$ 108 million;

  Maintenance and repairs: R$ 54 million;

  Long Steel Plant: R$ 21 million;

  Expansion of the port of Itaguaí: R$ 13 million.
11

Subsidiaries:

  MRS (transportation and logistics): R$ 56 million;

  CSN Cimentos: R$ 30 million;

  CFN: R$ 12 million;

  CFM: R$ 47 million.

The remainder went to smaller maintenance and technological projects designed to improve the operational efficiency of the Company and its subsidiaries.

In addition, the Company booked goodwill from the acquisition of CFM in the amount of R$ 793 million in its investments line. The goodwill from CSN’s investments is based on expectations of future profits with amortizations scheduled over 5 years. At the close of September 2007, remaining goodwill totaled R$982 million.

The acquisition of CFM is worth up to US$ 440 million, US$ 100 million of which was paid upon the signature of the purchase agreement and a further US$ 250 million on August 1, 2007. The remaining US$ 90 million may be paid in four installments within two years upon fulfillment of certain conditions in the purchase agreement.

Working Capital

On September 30, 2007, working capital invested in the business totaled R$ 1.9 billion, 11% down on the June 30, 2007. The decrease was due to the R$ 302 million reduction in “cash and cash equivalents” and the R$208 million decline in “accounts receivable – exports” in comparison with the 2Q07. These impacts were partially offset by the R$136 million and R$110 million, respective decreases in “taxes payable” and “advances from clients”.

The average 3Q07 supplier payment and inventory periods remained at around 65 and 140 days, respectively, while the average client payment period fell from 31 to 23 days.

			R$ MM

WORKING CAPITAL	2Q07	3Q07	Chg.(%)
Assets	4,294	3,750	544

Cash	447	145	302
Accounts Receivable	1,153	911	242
- Domestic Market	794	760	34
- Export Market	469	261	208
- Allowance for Debtful	(110)	(110)	0
Inventory	2,542	2,521	21
Advances to Suppliers	152	173	(21)

Liabilities	2,166	1,864	302

Suppliers	1,235	1,167	68
Salaries and Social Contribution	173	185	(12)
Taxes Payable	648	512	136
Advances from Clients	110	0	110

Working Capital	2,128	1,886	242

TURN OVER RATIO
Average Periods	2Q07	3Q07	Chg.(%)
Receivables	31	23	8
Supplier Payment	70	65	5
Inventory Turnover	145	140	5

Capital Market

CSN’s shares appreciated by a substantial 106% between January and September 2007, versus 36% for the Ibovespa Index in the same period. In the 3Q07, CSN’s shares moved up by 29%, versus the Ibovespa’s 11%.

The Company’s ADRs (SID), traded on the New York Stock Exchange, put up an even better performance, appreciating by 44% in the 3Q07 and by a solid 149% year-to-date, substantially higher than the 5% and 13%, respectively, recorded by the Dow Jones index in the same periods.

Daily traded volume on the BOVESPA also did well, increasing from R$ 38 million at the end of 2006 to more than R$ 98 million in the 3Q07. Similarly, ADR traded volume on the NYSE increased from US$ 24 million to US$ 75 million per day.

12

The Annual Shareholders’ Meeting of April 30, 2007, approved the payment of dividends and interest on equity relative to 2006 in the amount of R$1.4 billion, R$415 million and R$333 million of which having been paid on June 30, 2006 and August 9, 2006, respectively as advances on dividends, pursuant to the resolutions of the Board of Directors.

The remaining balance of R$ 685 million was paid on September 4, 2007.

Capital Markets - CSNA3 / SID / IBOVESPA

	1Q07	2Q07	3Q07
N# of shares	272,067,947	272,067,947	272,067,947

Market Capitalization
Closing price (R$/share)	88.85	99.80	128.85
Closing price (US$/share)	42.84	51.72	70.52
Market Capitalization (R$ million)	24,173	27,152	35,056
Market Capitalization (US$ million)	11,792	14,098	19,064

Variation
CSNA3	38%	12%	29%
SID	43%	21%	36%
Ibovespa - index	45,804	54,392	60,465
Ibovespa - variation	3%	19%	11%

Volume
Average daily (n# of shares)	979,193	847,534	915,590
Average daily (R$ Thousand)	72,710	70,749	98,669
Average daily (n# of ADR´s)	1,073,605	1,022,465	1,358,422
Average daily (US$ Thousand)	38,595	50,033	75,753

Source: Economática

13

Webcast - 3Q07 Results

CSN is pleased to invite you to participate in its 3Q07 Results Webcast:

Portuguese Conference Call Wednesday, November 14 10:00 am – Brasília time 07:00 am – New York time Phone: (55 11) 2188-0188 Code: CSN	English Conference Call Wednesday, November 14 11:30 am – Brasília time 08:30 am – New York time Phone: (1-973) 935-8893 Code: CSN or 9333354

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex comprisinginvestments in infrastructure and logistics whose operations include captive mines, an integrated steel mill, servicecenters, ports and railways. With a total annual production capacity of 5.6 million tons of crude steel and consolidatedgross revenues of R$ 11 billion in 2005, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide. It is also one of the world’s most profitable steelmakers.

EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization. EBITDA should not be regarded as an alternative to net income (loss) as an indicator of CSN’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’s management considers EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not recognized by Brazilian Accounting Principles (Brazilian Corporate Law or BR GAAP) or US Accounting Principles (US GAAP) and other companies may define and calculate it differently.

Net debt as presented is used by CSN to measure our financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

14

INCOME STATEMENT
CONSOLIDATED - Corporate Law - In Thousand of R$

	3Q 2006	2Q 2007	3Q 2007	9M 2006	9M 2007
Gross Revenue	3,211,791	3,686,855	3,789,099	8,033,774	10,554,645
Gross Revenue deductions	(618,883)	(712,089)	(820,499)	(1,569,717)	(2,126,597)
Net Revenues	2,592,908	2,974,766	2,968,600	6,464,057	8,428,048
Domestic Market	1,815,855	2,044,087	2,194,671	4,669,680	5,920,799
Export Market	777,053	930,679	773,929	1,794,377	2,507,249
Cost of Good Sold (COGS)	(1,679,998)	(1,678,475)	(1,698,047)	(4,378,488)	(4,853,396)
COGS, excluding depreciation	(1,447,788)	(1,410,638)	(1,428,935)	(3,694,883)	(4,083,451)
Depreciation allocated to COGS	(232,210)	(267,837)	(269,112)	(683,605)	(769,945)
Gross Profit	912,910	1,296,291	1,270,553	2,085,569	3,574,652
Gross Margin (%)	35.2%	43.6%	42.8%	32.3%	42.4%
Selling Expenses	(142,521)	(178,077)	(144,903)	(343,745)	(462,558)
General and andminstrative expenses	(90,491)	(103,745)	(87,975)	(249,324)	(277,819)
Depreciation allocated to SG&A	(13,123)	(14,096)	(13,003)	(38,996)	(40,060)
Other operation income (expense), net	179,363	(82,517)	(81,598)	724,016	(86,470)
Operating income before financial equity interests	846,138	917,856	943,074	2,177,520	2,707,745
Net Financial Result	(436,994)	390,960	56,113	(644,766)	501,236
Financial Expenses	(402,344)	32,443	(432,874)	(984,581)	(737,747)
Financial Income	(24,282)	91,216	300,851	3,988	586,527
Net monetary and forgain exchange variations	(10,368)	267,301	188,136	335,827	652,456
Equity interest in subsidiary	(28,204)	(27,485)	(27,344)	(63,564)	(82,581)
Operating Income (loss)	380,940	1,281,331	971,843	1,469,190	3,126,400
Non-operating income (expenes), Net	1,563	128	(7,796)	1,401	172,573
Income Before Income and Social Contribution Taxes	382,503	1,281,459	964,047	1,470,591	3,298,973
(Provision)/Credit for Income Tax	(175,746)	(255,399)	(114,835)	(253,812)	(617,793)
(Provision)/Credit for Social Contribution	(78,997)	(119,349)	(43,169)	(134,315)	(229,730)
Deferred Income Tax	145,464	12,526	(78,567)	(37,305)	(47,744)
Deferred Social Contribution	61,004	32,936	(28,301)	38,951	10,545

Net Income (Loss)	334,228	952,173	699,176	1,084,110	2,414,252

EBITDA	912,108	1,282,306	1,306,787	2,176,105	3,604,220
EBITDA Margin (%)	35.2%	43.1%	44.0%	33.7%	42.8%
Adjusted EBITDA	912,108	1,282,306	1,306,787	3,013,664	3,604,220
Adjusted EBITDA Margin	35.2%	43.1%	44.0%	46.6%	42.8%

15

INCOME STATEMENT
PARENT COMPANY - Corporate Law - In Thousand of R$

	3Q 2006	2Q 2007	3Q 2007	9M 2006	9M 2007
Gross Revenues	2,598,645	2,870,884	2,868,839	6,272,365	8,171,000
Gross Revenues deductions	(503,733)	(594,929)	(684,108)	(1,276,836)	(1,761,316)
Net Revenues	2,094,912	2,275,955	2,184,731	4,995,529	6,409,684
Domestic Market	1,521,054	1,768,845	1,905,628	3,880,197	5,126,929
Export Market	573,858	507,110	279,102	1,115,332	1,282,755
Cost of Good Sold (COGS)	(1,356,242)	(1,244,178)	(1,146,722)	(3,516,488)	(3,571,280)
COGS, excluding depreciation	(1,160,456)	(1,014,034)	(917,648)	(2,929,419)	(2,919,521)
Depreciation allocated to COGS	(195,786)	(230,144)	(229,074)	(587,069)	(651,759)
Gross Profit	738,670	1,031,777	1,038,009	1,479,041	2,838,404
Gross Margin (%)	35.3%	45.3%	47.5%	29.6%	44.3%
Selling Expenses	(78,285)	(79,525)	(76,222)	(201,629)	(222,672)
General and andminstrative expenses	(67,315)	(74,631)	(61,121)	(177,396)	(189,767)
Depreciation allocated to SG&A	(6,061)	(6,238)	(6,395)	(17,921)	(18,508)
Other operation income (expense), net	165,578	(64,051)	(40,332)	729,948	(143,004)
Operating income before financial equity interests	752,587	807,332	853,939	1,812,043	2,264,453
Net Financial Result	(312,035)	402,298	(197,184)	(593,288)	110,370
Financial Expenses	(310,968)	86,740	(384,509)	(722,903)	(572,531)
Financial Income	(61,719)	(217,287)	15,222	(413,787)	(307,321)
Net monetary and forgain exchange variations	60,652	532,845	172,103	543,402	990,222
Equity interest in subsidiary	35,217	79,012	259,416	143,538	826,125
Operating Income (loss)	475,769	1,288,642	916,171	1,362,293	3,200,948
Non-operating income (expenes), Net	1,253	2	(4,117)	1,227	(5,138)
Income Before Income and Social Contribution Taxes	477,022	1,288,644	912,054	1,363,520	3,195,810
(Provision)/Credit for Income Tax	(127,444)	(241,189)	(68,960)	(139,142)	(469,594)
(Provision)/Credit for Social Contribution	(65,488)	(105,988)	(33,580)	(102,819)	(196,107)
Deferred Income Tax	85,281	4,742	(76,510)	(71,241)	(89,899)
Deferred Social Contribution	39,268	30,219	(28,046)	26,638	(5,336)

Net Income (Loss)	408,639	976,427	704,958	1,076,956	2,434,874

EBITDA*	788,856	1,107,765	1,129,740	1,687,085	3,077,724
EBITDA Margin (%)	37.7%	48.7%	51.7%	33.8%	48.0%
Adjusted EBITDA	788,856	1,107,765	1,129,740	2,524,644	3,077,724
Adjusted EBITDA Margin	37.7%	48.7%	51.7%	50.5%	48.0%
* EBITDA = Gross income excluding selling, general and adminstrative expenses added to depreciation, amortization and exhaustion.
** Excluding shares held in treasury

16

BALANCE SHEET
Corporate Law - thousands of R$

	Consolidated		Parent Company
	9/30/2007	6/30/2007	9/30/2007	6/30/2007
Current Assets	8,048,183	8,666,002	4,823,940	5,250,680
Cash and Cash Equivalents	144,995	446,567	11,081	37,184
Marketable securities	3,178,992	2,727,109	884,077	148,994
Trade Accounts Receivable	910,727	1,152,571	1,057,628	1,402,591
Inventory	2,521,019	2,541,889	1,854,194	1,718,993
Insurance claims	335,506	408,421	335,506	408,421
Deffered Income Tax and Social Contribution	368,703	438,213	245,594	314,278
Other	588,241	951,232	435,860	1,220,219
Non-Current Assets	18,070,627	17,209,194	21,218,386	20,528,376
Long-Term Assets	1,857,242	1,912,624	1,996,654	1,640,673
Investments	983,995	220,575	6,533,964	6,252,607
PP&E	14,996,627	14,847,034	12,526,806	12,484,375
Deferred	232,763	228,961	160,962	150,721

TOTAL ASSETS	26,118,810	25,875,196	26,042,326	25,779,056

Current Liabilities	3,865,110	3,994,960	3,850,144	4,388,496
Loans and Financing	1,425,228	710,431	1,533,444	1,141,688
Suppliers	1,167,399	1,235,209	941,871	976,461
Taxes and Contributions	697,295	952,312	418,506	722,368
Dividends Payable	135,809	738,576	135,809	738,576
Other	439,379	358,432	820,514	809,403
Non-Current Liabilities	13,239,453	13,504,987	13,054,859	12,898,019
Long-term Liabilities	13,234,368	13,499,833	13,054,859	12,898,019
Loans and Financing	7,623,813	8,044,555	7,646,669	7,559,511
Provisions for contingencies, net judicial deposits	3,044,570	2,919,770	2,965,829	2,850,819
Deferred Income and Social Contributions Taxes	2,110,320	2,133,525	1,986,054	2,025,724
Other	455,665	401,983	456,307	461,965
Future Period Results	5,085	5,154	-	-
Shareholders' Equity	9,014,247	8,375,249	9,137,323	8,492,541
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	30	30	30	30
Revaluation Reserve	4,671,115	4,751,113	4,671,116	4,751,113
Earnings Reserve	890,723	896,508	1,013,800	1,013,800
Treasury Stock	(743,430)	(743,430)	(743,430)	(743,430)
Retained Earnings	2,514,862	1,790,081	2,514,860	1,790,081

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	26,118,810	25,875,196	26,042,326	25,779,056

17

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law - thounsands of R$

	3Q 2006	2Q 2007	3Q 2007	9M 2006	9M 2007
Cash Flow from Operating Activities	469,454	963,803	1,426,377	1,107,261	2,788,577
Net Income for the period	334,228	952,174	699,175	1,084,110	2,414,252
Net exchange and monetary variations	9,323	(329,584)	(336,898)	(505,832)	(907,871)
Provision for financial expenses	215,767	179,853	177,615	659,714	567,419
Depreciation, exhaustion and amortization	245,449	281,933	282,115	722,716	810,005
Fixed Assets Write-off	8,181	10,618	8,471	29,967	673,906
Equity results	28,205	27,484	27,348	63,565	82,582
Deferred income taxes and social contributions	(206,468)	(45,462)	106,869	(1,646)	37,200
Provisions	77,873	(122,764)	(412,406)	(881,123)	(749,935)
Working Capital	(243,104)	9,551	874,088	(64,210)	(138,981)
Accounts Receivable	(407,707)	979,462	241,268	35,663	417,442
Inventory	(151,308)	(87,885)	19,364	(513,396)	(100,881)
Suppliers	339,188	(213,538)	(67,810)	353,449	(400,931)
Taxes	185,904	212,020	(276,823)	270,393	(36,182)
Interest Expenses	(236,289)	(156,640)	(199,745)	(612,582)	(589,878)
Others	27,108	(723,868)	1,157,834	402,263	571,449
Cash Flow from Investment Activities	(389,912)	(1,021,910)	(1,359,894)	(1,223,139)	(2,641,508)
Investments	(7,206)	-	(792,765)	(93,626)	(792,766)
Fixed Assets/Deferred/Judicial Deposits	(382,706)	(1,021,910)	(567,129)	(1,129,513)	(1,848,742)
Cash Flow from Financing Activities	(1,089,232)	(104,285)	(191,521)	(730,032)	(108,718)
Issuances	300,330	159,367	608,220	2,828,967	2,938,216
Amortizations	(1,056,587)	(241,448)	(136,798)	(1,450,164)	(2,294,279)
Dividends/Interest on own capital	(332,975)	(22,205)	(662,943)	(2,069,725)	(685,947)
Shares in treasury	-	1	-	(39,110)	(66,708)

Free Cash Flow	(1,009,690)	(162,392)	(125,038)	(845,910)	38,351

18

NET FINANCIAL RESULT
Consolidated - Corporate Law - thousands of R$

	3Q 2006	2Q 2007	3Q 2007	9M 2006	9M 2007
Financial Expenses	(402,344)	32,443	(432,874)	(984,581)	(737,747)
Loans and financing	(215,767)	(179,853)	(177,585)	(659,714)	(567,389)
Local currency	(70,169)	(47,308)	(53,342)	(180,521)	(157,765)
Foreign currency	(145,598)	(132,545)	(124,243)	(479,193)	(409,624)
Taxes	(113,672)	238,544	(222,707)	(248,463)	(77,301)
Other financial expenses	(72,905)	(26,248)	(32,583)	(76,404)	(93,057)

Financial Income	(24,282)	91,216	300,851	3,988	586,527
Income from cash investments	58,736	39,992	33,858	151,454	150,741
Gains/Losses in derivative operations	(93,300)	15,418	224,225	(192,350)	338,780
Other income	10,282	35,806	42,768	44,884	97,006

Exchange and monetary variations	(10,368)	267,301	188,136	335,827	652,456
Net monetary change	(6,530)	(2,059)	(12,476)	(39,860)	(20,590)
Net exchange change	(3,838)	269,360	200,612	375,687	673,046

Net Financial Result	(436,994)	390,960	56,112	(644,766)	501,236

NET FINANCIAL RESULT
Parent Company - Corporate Law - thousands of R$

	3Q 2006	2Q 2007	3Q 2007	9M 2006	9M 2007
Financial Expenses	(310,968)	86,740	(384,509)	(722,903)	(572,531)
Loans and financing	(62,153)	(43,309)	(49,616)	(188,692)	(153,871)
Local currency	82,582	(40,869)	(41,400)	(27,161)	(133,850)
Foreing currency	(144,735)	(2,440)	(8,216)	(161,531)	(20,021)
Transaction with subsidiaries	(121,749)	(91,435)	(93,955)	(326,580)	(286,309)
Taxes	(167,249)	240,138	(220,618)	(242,119)	(68,871)
Other financial expenses	40,183	(18,654)	(20,320)	34,488	(63,480)

Financial Income	(61,719)	(217,287)	15,222	(413,787)	(307,321)
Transaction with subsidiaries	66,934	(126,001)	(6,343)	10,886	(253,198)
Income from cash investments	30,613	2,985	2,911	45,894	8,946
Gains/Losses in derivative operations	(164,071)	(116,959)	(26,119)	(495,550)	(142,148)
Other income	4,805	22,688	44,774	24,983	79,079

Exchange and monetary variations	60,652	532,845	172,103	543,402	990,222
Net monetary change	(3,895)	(2,940)	(10,086)	(33,119)	(17,845)
Net exchange change	64,547	535,785	182,189	576,521	1,008,067

Net Financial Result	(312,035)	402,298	(197,183)	(593,288)	110,370

19

SALES VOLUME
Consolidated - Thousand t

	3Q 2006	2Q 2007	3Q 2007	9M 2006	9M 2007
DOMESTIC MARKET	793	911	967	2,086	2,596
Slabs	6	23	19	25	58
Hot Rolled	294	382	455	734	1,094
Cold Rolled	135	150	154	343	416
Galvanized	200	215	213	537	615
Tin Plate	158	141	125	447	413
EXPORT MARKET	466	512	382	1,105	1,370
Slabs	61	96	28	84	230
Hot Rolled	108	18	22	218	72
Cold Rolled	40	58	50	112	148
Galvanized	198	248	200	531	656
Tin Plate	59	92	83	160	264
TOTAL MARKET	1,261	1,423	1,348	3,191	3,966
Slabs	67	119	47	109	288
Hot Rolled	402	400	477	952	1,167
Cold Rolled	176	208	204	455	564
Galvanized	399	463	413	1,068	1,271
Tin Plate	217	233	207	607	677

SALES VOLUME
Parent Company - Thousand t

	3Q 2006	2Q 2007	3Q 2007	9M 2006	9M 2007
DOMESTIC MARKET	800	916	982	2,118	2,650
Slabs	6	23	19	25	58
Hot Rolled	289	377	456	714	1,090
Cold Rolled	153	175	190	418	505
Galvanized	184	192	192	498	565
Tin Plate	167	149	125	463	432
EXPORT MARKET	425	402	164	858	938
Slabs	118	124	-	118	154
Hot Rolled	125	48	22	273	189
Cold Rolled	35	36	9	96	96
Galvanized	98	117	61	237	274
Tin Plate	49	77	72	134	224
TOTAL MARKET	1,226	1,318	1,146	2,977	3,588
Slabs	125	147	19	143	212
Hot Rolled	414	425	478	988	1,279
Cold Rolled	188	211	199	514	601
Galvanized	282	309	253	735	839
Tin Plate	217	226	197	597	657

20

NET REVENUE PER UNIT
Consolidated - In R$/t

	3Q 2006	1Q 2007	2Q 2007	3Q 2007	9M 2006	9M 2007
DOMESTIC MARKET	1,889	1,926	1,884	1,899	1,821	1,901
EXPORT MARKET	1,662	1,563	1,563	1,585	1,584	1,569
TOTAL MARKET	1,805	1,781	1,769	1,810	1,739	1,787
Slabs	1,049	855	1,012	933	912	933
Hot Rolled	1,350	1,374	1,461	1,505	1,298	1,457
Cold Rolled	1,613	1,573	1,599	1,671	1,562	1,618
Galvanized	2,069	2,051	2,029	2,104	1,921	2,060
Tin Plate	2,552	2,438	2,319	2,264	2,393	2,344

NET REVENUE PER UNIT
Parent Company - In R$/t

	3Q 2006	1Q 2007	2Q 2007	3Q 2007	9M 2006	9M 2007
DOMESTIC MARKET	1,772	1,786	1,791	1,795	1,700	1,791
EXPORT MARKET	1,341	1,328	1,249	1,458	1,289	1,317
TOTAL MARKET	1,662	1,635	1,626	1,746	1,581	1,667
Slabs	1,026	744	913	792	977	866
Hot Rolled	1,303	1,247	1,385	1,478	1,229	1,379
Cold Rolled	1,509	1,418	1,529	1,651	1,408	1,534
Galvanized	1,974	2,039	2,044	2,254	1,820	2,106
Tin Plate	2,216	2,132	2,060	1,934	2,164	2,048

Dollar Exchange Rate
in R$ / US$

	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
End of Period	2.172	2.164	2.174	2.138	2.050	1.926	1.839
Change %	-7.2%	-0.4%	0.5%	-1.7%	-4.1%	-6.0%	-4.5%

21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.